UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  )*

Osteotech, Inc.
(Name of Issuer)

COMMON STOCK, $0.01 par value
(Title of Class of Securities)

688582105
(CUSIP Number)

Vinita K. Paul
Chief Compliance Officer
Heartland Advisors, Inc.
789 N. Water Street
Milwaukee, WI 53202
414-347-7777
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 20, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

SCHEDULE 13D

CUSIP No.  688582105

1.

NAME OF REPORTING PERSON

HEARTLAND ADVISORS, INC.

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)

[  ]

(b)

[  ]

3.

SEC USE ONLY

4.

SOURCE OF FUNDS

OO - Funds of investment advisory clients

5.

CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)  [X]

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

WISCONSIN, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.

SOLE VOTING POWER

NONE

8.

SHARED VOTING POWER

2,430,757

9.

SOLE DISPOSITIVE POWER

NONE

10.

SHARED DISPOSITIVE POWER

2,574,767

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,574,767

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES. [  ]

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.4%

14.

TYPE OF REPORTING PERSON

IA

SCHEDULE 13D

CUSIP No.  688582105

1.

NAME OF REPORTING PERSON

WILLIAM J. NASGOVITZ

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)

[  ]

(b)

[  ]

3.

SEC USE ONLY

4.

SOURCE OF FUNDS

OO - Funds of investment advisory clients

5.

CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(d) or 2(e) [X]

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.

SOLE VOTING POWER

NONE

8.

SHARED VOTING POWER

2,430,757

9.

SOLE DISPOSITIVE POWER

None

10.

SHARED DISPOSITIVE POWER

2,574,767

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

2,574,767

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES.  [  ]

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.4%

14.

TYPE OF REPORTING PERSON (See Instructions)

IN, HC

Item 1.

Security and Issuer

This statement relates to shares of the common stock, $.01 par value per share, (the “Shares”) of Osteotech, Inc., a Delaware corporation (the “Company”).  The principal executive offices of the Company are located at 51 James Way, Eatontown, NJ 07724.

Item 2.

Identity and Background

(a) – (c)  This statement is being filed by Heartland Advisors, Inc., an investment adviser registered with the SEC, and William J. Nasgovitz (each a “Reporting Entity” and collectively the “Reporting Entities”).  The Reporting Entities do not admit that they constitute a group.

Heartland Advisors, Inc. (“Heartland”), a Wisconsin corporation, is a federally registered investment adviser that provides investment advisory services to Heartland Group, Inc., a registered investment company (“Heartland Group”), as well as private investment advisory clients (the “Accounts”).  The address of the principal offices of Heartland is 789 North Water Street, Milwaukee, Wisconsin 53202.  Information regarding the executive officers and directors of Heartland is set forth on Schedule A attached hereto and incorporated herein by reference.

William J. Nasgovitz is the President and principal shareholder of Heartland.  His business address is 789 North Water Street, Milwaukee, Wisconsin 53202.

(d)  During the last five years, neither of the Reporting Entities was convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  On January 25, 2008, Heartland, William J. Nasgovitz (President of Heartland, President and a director Heartland Group, Inc. (the “Funds”) and a portfolio manager), Paul T. Beste (Chief Operating Officer of Heartland and Vice President and Secretary of the Funds), Kevin D. Clark (Senior Vice President and a portfolio manager of Heartland) and Hugh F. Denison (a portfolio manager and Senior Vice President of Heartland) (Heartland, Nasgovitz, Beste, Clark and Denison collectively referred to herein as the “Respondents”) and certain others no longer associated with the Funds, reached a settlement with the Securities and Exchange Commission (“SEC”) that resolved the issues resulting from the SEC’s investigation of Heartland’s pricing of certain bonds owned by the Heartland High-Yield Municipal Bond Fund and the Heartland Short Duration High-Yield Municipal Fund (collectively the “HY Bond Funds”), and Heartland’s disclosures to the Funds’ Board of Directors and investors concerning the Heartland’s efforts to evaluate bond issuers in connection with the operation of the HY Bond Funds during calendar year 2000.  The Respondents do not admit or deny any wrongdoing and the settlement does not establish wrongdoing or liability for purposes of any other proceeding.  The SEC’s administrative order involves, among other things: (i) findings by the SEC that the Respondents violated certain federal securities laws; (ii) a cease and desist order against the Respondents; (iii) a censure of the Respondents (other than Mr. Denison); (iv) payment by the Respondents (other than Mr. Denison) of disgorgement of $1; and (v) civil money penalties against the Respondents (other than Mr. Denison) as follows: Heartland and Mr. Nasgovitz, jointly and severally, $3.5 million; Mr. Beste, $95,000; and Mr. Clark, $25,000.  In connection with this administrative settlement, the SEC’s civil complaint against the Respondents was dismissed.

(f)  Each natural person identified in Item 2 is a citizen of the United States.

Item 3.

Source and Amount of Funds or Other Consideration

As of March 20, 2009, the Heartland Value Fund (the “Heartland Fund”), a series of Heartland Group, had acquired an aggregate of 1,449,157 shares of Common Stock, which were purchased for cash, for an aggregate (including broker’s fees and commissions) of approximately $7,272,670.

As of March 20, 2009, the Accounts had acquired an aggregate of 1,125,610 shares of Common Stock, which were purchased for cash or on margin in accordance with margin agreements on industry standard terms, for an aggregate (including broker’s fees and commissions) of approximately $5,391,161.

Item 4.

Purpose of Transaction

The Reporting Persons acquired Shares of the Company for investment purposes in the ordinary course of its business pursuant to specified investment objectives established by the Board of Directors of Heartland Group for the Heartland Value Fund and by the advisory clients for the Accounts.

The Reporting Persons acquired the Shares with the belief that they were undervalued. The Reporting Persons recently had discussions with the Company’s management and intend to seek to have further conversations with the Company’s management and members of its board of directors to discuss ideas that the Reporting Persons may have to maximize product sales and development and to enhance shareholder value.  The Reporting Persons reserve the right to take whatever future action they deem appropriate regarding the Company and its securities under the circumstances as they then exist.  The Reporting Persons believe that the Company should engage a financial advisor to assist in the process of exploring all possible strategic options related to maximizing shareholder value.

As permitted by law, the Reporting Persons may, from time to time and at any time, acquire additional Shares in the open market or otherwise and reserve the right to dispose of any or all of their Shares in the open market or otherwise, at any time and from time to time, depending upon future evaluation of the prospects of the Company and upon other developments, including general economic and stock market conditions.

Except as set forth in this Item 4, the Reporting Persons have no present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act, but will continue to review this position based upon further developments.

Item 5.

Interest in Securities of the Issuer

(a)  2,574,767 Shares, representing approximately 14.4% of the shares of Common Stock presently outstanding, may be deemed beneficially owned within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934 by (1) Heartland Advisors, Inc. by virtue of its investment discretion and voting  authority granted by certain clients, which may be revoked at any time; and (2) William J. Nasgovitz, as a result of his ownership interest in Heartland Advisors, Inc.  Heartland Advisors, Inc. and Mr. Nasgovitz each specifically disclaim beneficial ownership of any shares reported on the Schedule.

(b)  For information on voting and dispositive power with respect to the above listed shares, see Items 7-10 of the Cover Pages.

(c)  Heartland effected sales of 2,000 shares of Common Stock on March 2, 2009 on behalf of client accounts at a price of $2.72 per share.  The trade was done in the over-the-counter market.  There were no other transactions in shares of Common Stock of the Company during the 60 days preceding the filing of this statement, or thereafter and prior to the date hereof.

(d)  The clients of Heartland Advisors, Inc., a registered investment adviser, including an investment company registered under the Investment Company Act of 1940 and other managed accounts, have the right to receive or the power to direct the receipt of dividends and proceeds from the sale of shares included on this Schedule.  The Heartland Value Fund, a series of the Heartland Group, a registered investment company, owns 1,449,157 shares or 8.1% of the class of securities reported herein.  Any remaining shares disclosed in this filing are owned by various other accounts managed by Heartland Advisors, Inc. on a discretionary basis.  To the best of Heartland’s knowledge, none of the other accounts own more than 5% of the outstanding stock.

(e)  Not applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Heartland is the investment adviser of the Heartland Fund and the Accounts pursuant to separate investment management agreements which provide Heartland with the authority to invest the funds of the Heartland Fund and the Accounts in securities (including shares of the Company); to hold, vote, and dispose of securities (including shares of the Company); and to file this statement.

Neither of the Reporting Entities has any contract, arrangement, understanding or relationship on behalf of the Heartland Fund or the Accounts with any person with respect to any securities of the Company.

Item 7.

Material to Be Filed as Exhibits

Exhibit 1

Joint Filing Agreement

Exhibit 2

Power of Attorney

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:  March 24, 2009

WILLIAM J. NASGOVITZ

HEARTLAND ADVISORS, INC.

By:

/s/ Paul T. Beste

By:

/s/ Paul T. Beste

Paul T. Beste

Paul T. Beste

As Attorney-in-Fact for

Chief Operating Officer

William J. Nasgovitz

Schedule A

The name and present principal occupation or employment of each executive officer and director of Heartland Advisors, Inc. are set forth below.  The business address of each person is 789 N. Water Street, Milwaukee, WI 53202.  All of the persons listed below are U.S. citizens.  To the best of the Reporting Persons’ knowledge, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and no such person was a party to any civil or administrative proceeding except as described in Item 2(e) of this Schedule 13D.

Name

Principal Occupation

William J. Nasgovitz

Director, President and Chief Executive Officer

Paul T. Beste

Director, Chief Operating Officer and Secretary

Kevin D. Clark

Senior Vice President and Portfolio Manager

David C. Fondrie

Director, Senior Vice President and Portfolio Manager

Bradford A. Evans

Vice President and Portfolio Manager

David Ribbens

Senior Vice President

Vinta K. Paul

Vice President and Chief Compliance Officer

Christine A. Johnson

Vice President and Chief Financial Officer

Jeanne Kolimaga

Vice President

EXHIBIT 1

Joint Filing Agreement

The undersigned persons agree and consent to the joint filing on their behalf of this Schedule 13D (including amendments thereto) with respect to the common stock, $0.01 par value, of Osteotech, Inc., and that this Agreement be included as an Exhibit to such joint filing.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 24th day of March, 2009.

WILLIAM J. NASGOVITZ

HEARTLAND ADVISORS, INC.

By:

/s/ Paul T. Beste

By:

/s/ Paul T. Beste

Paul T. Beste

Paul T. Beste

As Attorney-in-Fact for

Chief Operating Officer

William J. Nasgovitz

EXHIBIT 2

POWER OF ATTORNEY
For Executing Forms 3, 4 and 5 and Schedule 13G/13D

Know all by these present, that the undersigned constitutes and appoints each of Paul T. Beste and Christine A. Roberts, signing singly, his true and lawful attorney-in-fact to:

(1)

execute for and on behalf of the undersigned Forms 3, 4 and 5 in accordance with Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Act”) and the rules thereunder;

(2)

execute for and on behalf of the undersigned filings on Schedule 13G and Schedule 13D in accordance with Section 13(d) of the Act;

(3)

do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete the execution of any such Forms 3, 4 or 5 or Schedules 13D and 13G and the timely filing of such forms with the United States Securities and Exchange Commission and any other authority; and

(4)

take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to the Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in his or her discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary and proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as such attorney-in-fact might or could do if personally present, with full power of substitution or revocation, cause to be done by virtue of this power of attorney and the rights and powers herein granted.  The undersigned acknowledges that the foregoing attorneys in fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned’s responsibilities to comply with Section 16 or Section 13(d) of the Act and the rules thereunder.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 20th day of March, 2007.

 /s/  William J. Nasgovitz

William J. Nasgovitz